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JOSEPH R. FLEMING

joseph.fleming@dechert.com
+1 617 728 7161 Direct
+1 617 275 8392 Fax

June 9, 2014

Catherine C. Gordon

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Ms. Gordon:

We are writing in response to comments provided on May 1, 2014 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (1940 Act”), on April 4, 2014 on behalf of Tekla Healthcare Opportunities Fund (“Trust”), a closed-end investment company. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Trust, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.                            Advise us in your correspondence whether FINRA has approved the underwriting terms of the Trust’s offering.

Response 1.  The Trust hereby confirms that the registration statement was filed with FINRA on April 7, 2014.  The Trust will address and resolve any comments from FINRA prior to the effectiveness of the registration statement.

Comment 2.                            We note the absence of the Acquired Fund Fees and Expenses line item from the fee table.  Confirm to us in your response letter that the Trust will not in the upcoming year make investments at the level that triggers the need for the additional line item of Acquired Fund Fees and Expenses.  If no such additional line item is required, indicate in your response letter that any Acquired Fund Fees and Expenses are nonetheless included in “Other Expenses” or that the Trust does not intend to invest in any “Acquired Funds.”

Response 2. The Trust confirms that it will not in the upcoming year make investments at the level that triggers the need for the additional line item of Acquired Fund Fees and Expense.  To the extent that the Trust invests in any “Acquired Funds,” such expenses will be included in “Other Expenses.”

Comment 3.  The second paragraph includes the acronyms GGDRs and EDRs, but defined them on page 20.  Either include a parenthetical “(defined below)” or define the terms upon first use.

Response 3.  The disclosure has been revised to include the parenthetical “(defined below).”

Comment 4.  The disclosure states that “[t]he Trust initially intends to leverage through a credit facility to a maximum of [  ]% of the Trust’s Managed Assets, but reserves the right to leverage to the extent permitted by the Investment Company Act.”  Describe the 1940 Act provision referenced.

Response 4.  The provision referenced is Section 18 of the 1940 Act. The disclosure has been revised to include a reference to the more detailed discussion of the contents of Section 18 of the 1940 Act: “[t]he Trust initially intends to leverage through a credit facility to a maximum of 20% of the Trust’s Managed Assets, but reserves the right to leverage to the extent permitted by the Investment Company Act, as further described below.

Comment 5.  The disclosure states that “[t]he Trust may from time to time concentrate its investments in a few issuers and take large positions in those issuers.”  The term “concentration” is referenced in Section 13 of the ICA and refers to “industries or groups of industries.”  If this is not the meaning intended by the disclosure, revise the disclosure to include a more appropriate term.

Response 5.  The Trust believes that the risks of investing in a few issuers and taking large positions in those issuers are adequately described by the inclusion of “Non-Diversified Risk” in the Prospectus Summary.  Accordingly, the disclosure relating to concentration risk has been stricken from the Prospectus Summary.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 617-728-6171 or my colleague Lisa Price at 212-649-8795.  Thank you.

Sincerely,

/s/ Joseph R. Fleming

Joseph R. Fleming